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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                        REPUBLIC ENGINEERED STEELS, INC.
                            (NAME OF SUBJECT COMPANY)

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                        REPUBLIC ENGINEERED STEELS, INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    760391102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              HAROLD V. KELLY, ESQ.
                            EXECUTIVE VICE PRESIDENT
                               AND GENERAL COUNSEL
                        REPUBLIC ENGINEERED STEELS, INC.
                             410 OBERLIN ROAD, S.W.
                              MASSILLON, OHIO 44646
                                 (330) 837-6340
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)

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                                 WITH A COPY TO:

                              RONALD F. DAITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

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NYFS10...:\79\69579\0012\2027\SCH8128M.390
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      This Amendment No. 1 supplements and amends the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Republic Engineered Steels, Inc. (the "Company") (File No. 5-48947) in connection with the tender offer commenced on July 30, 1998 by RES Acquisition Corporation, a wholly owned subsidiary of RES Holding Corporation, to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share, at $7.25 per share in cash.

      Reference is made to the letter of Lazard Freres & Co. LLC ("Lazard"), dated July 23, 1998, filed as Exhibit F to the Schedule 14D-9 (the "Opinion of Lazard"). The Opinion of Lazard is amended as set forth in the letter of Lazard, dated August 12, 1998, filed as Exhibit A hereto and incorporated herein by reference.







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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 1998               REPUBLIC ENGINEERED STEELS, INC.

                                       By: /s/ Harold V. Kelly
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                                           Harold V. Kelly
                                           Executive Vice President